Filed Pursuant To Rule 433

Registration No 333-286293

October 22, 2025

HOST, THE ETHEREUM PODCAST, PAUL BARRON: Looking ahead to this week, market vol. Volatility could be a big thing today. We'll break it down. We've got a special guest. Let's just jump right into it. I do wanna thank our sponsor, and that is Tangem. This is where you can get into self custody, and this is a physical wallet, works with your phone. Very easy to set up, super secure, one of the best wallets out there, I would recommend trying out self custody. If you haven't done it, this is the way to go. Uh, just go over to tangem.com. You can use our link down below to help you guys get going and begin your self custody journey. Alright, I wanna bring into the show Zach Pandl, who is the head of research over at Grayscale Investments. Zach, how are you?

MANAGING DIRECTOR, RESEARCH, GRAYSCALE INVESTMENTS, ZACH PANDL: I'm great, Paul. Terrific to be back on with you again today.

BARRON: Yeah. Good to see you. Uh, I want to go into really the first topic of the day. And this is really all about the government shutdown. Uh, we saw Advisor Hassett says we could see a government shutdown likely to end sometime this week. So that's positive news, or at least it appears to be positive news. When you look at the government shutdown and what we've seen in general from the crypto markets, but more importantly, getting these ETFs approved. How quickly do you think we're going to see reaction in the market, whether it's ETF approval or the market correcting itself?

PANDL: Yeah. The government shutdown is dragging on at, at this point now, 20 days long. I believe the prior record is 35 days, uh, from Trump's, uh, first uh, term. And, uh, I hope Kevin Hassett's guidance, uh, is, is right. You know, he's a, he's a good sport. But I do fear, uh, that, uh, this could drag on to a new record given the polling data, the party positioning. I'm not sure I see the end to it happening this week. We, we will see. Now, uh, of course, some of the government, uh, stays open critical functions, unfortunately for, uh, the crypto ETF or ETP uh, providers, one of the functions, uh, that does slow down is approval of these types of products. As your viewers know, we've been eager to bring to market, uh, lots of essentially Altcoin ETF or ETP, uh, products. And we still think that that is coming relatively soon, but the government shutdown has definitely slowed down the process. So investors will have to wait just a little bit longer, uh, to get access to these types of products.

BARRON: Zach, with what you know, of the SEC process to get these approved, and you look at what's happening with the SEC right now with Adkins and a host of commissioners that have been somewhat procrypto, and Adkins seems to be dropping nuggets left and right on Twitter and, uh, in variety of, uh, interview statements. Do you feel like this is a, will it be kind of like a pent up demand where they'll accelerate coming out of this shutdown and really get to work on getting these approved?

PANDL: I, I think in general that's right. You know, we have a cooperative re relationship with regulators and we wanna respect their, their process. But the SEC has already clarified how this is going to work, essentially, by creating what they call generic listing standards. They're not gonna go one by one through every crypto token and to say, this one can be ETF, and this one can be an ETF. Instead, they're gonna give us a set of generic criteria, and if the assets meet those criteria, they can become an exchange traded product, ETP or ETF as most people call them, uh, in the marketplace today. So I do think it'll be a kind of big bang, uh, event, uh, over the next couple of months with lots of different products, uh, coming to market. Uh, and that'll be both single asset, uh, products, uh, you know, uh, like we have for Bitcoin, Ethereum assets that hold just a single token, as well as a variety of diversified, uh, products. We already have a product like that in the market today, a top five tokens product. We think we'll see more of that as well. So I, I do think investors can expect a, a big bang type of event, uh, once the government, uh, reopens.

BARRON: I like that. Sounds good to me. I think in the sense of, of really seeing the SEC actually get, get out there and get to work on this, uh, Altcoin ETFs face a a very decisive October right now, we, and to your mention right there, the new listing standards, but a few points, uh, that were in this article specifically by you, you had a, a handful of statements within this that I thought were interesting. Solana and XRP stand out, uh, and this is because of their existing futures market, and you cautioned against expecting Bitcoin level inflows. Why do you think that will be the case with a market primed and what feels like a little bit of a pent up demand for these kinds of products?

PANDL: I, I think there will be high investor demand for these, uh, types of products. And as you say, to some degree, pent up demand, you know, we call them altcoins, but really there are tons of, of the innovation, uh, that's happening in public blockchain technology in the crypto industry is beyond Bitcoin. Now, Bitcoin is still the big dog, uh, more than $2 trillion, uh, asset. And, uh, it's going to, you know, dominate the crypto market for, for some time. But other assets that you mentioned, you know, Solana, XRP, you know, these are important parts of the ecosystem, uh, as well. And I do think that they will also be very popular with investors. So altcoins, maybe we should move beyond, uh, that term. You know, these are other innovative technologies based on public blockchain technology besides, uh, bitcoin. And there, there's nothing alt about them in some shape or form. Yeah, they're really key parts of the ecosystem. I think that they will be very popular from investors once we can bring these assets to market.

BARRON: Well, you look at it, it's kinda like, uh, in reality, uh, there's a handful that I think fall into that. Obviously Ethereum, we've already seen its performance. Solana definitely, I think its day is gonna be coming. XRP another, uh, big winner out there. Outside of Bitcoin, you start to roll into some of the other assets like Sui, avalanche, et cetera, kind of its own Mag 7 in, at least in the crypto world. Now, you also made a statement in here that I thought was interesting. Uh, not only are bringing these single asset ETPs to market, but also the first diversified index based crypto ETP. So my question is this is, do you think the single assets will do better? Or these, you know, these bundles and these basket products? What works for you guys?

PANDL: Yeah, well, the question really is what works for investors. Uh, you know, we're trying to service our, our clients and what you see in other asset classes that the index-based investing approach is very popular with, with investors. And of course, it has a long track record of, uh, success in other asset classes. And frankly, a pretty good track record of success, uh, in crypto. We've been running these, uh, products since 2018, diversified index-based approaches to, uh, crypto investing. Uh, but we're thrilled to now be able to offer those products as ETFs. Uh, the, you know, the structure that investors, uh, enjoy. So just in the last month, uh, we were able to uplift our Grayscale CoinDesk Crypto 5 ETF product. So it's top five tokens by market cap, and that covers about 90% of crypto market cap. Just with those five, uh, tokens. In my personal view, these products will be even more popular than the single asset products in the longer run. Because many investors don't wanna be stock pickers, they don't wanna be token pickers, they just want access to the asset class. And this will be, uh, the avenue for them to, to get that just like the S&P 500 or the, the aggregate bond index, uh, in, in fixed income.

BARRON: Yeah, I think, you know, when you talk to normal people who have not been in this space and they're just getting exposure to crypto for the very first time, they're typically going through a lot of these exchange traded products. So I kind of agree with you there, except for maybe the top three or four. I still feel like Solana, XRP, those communities kind of vibrate into other communities that haven't been in crypto. Uh, those are the ones that I think, uh, will stick around and probably do pretty well individually, but we'll see. Hey, it's, uh, you know, it's still very young.

PANDL: I, I think both types will be a very popular, diversified, single asset products. We're delighted to offer both and give consumers, uh, the, the choice.

BARRON: Yeah, for sure. Zach, we have been watching, watching some very unusual anomalies happening on our own channel. As you guys know, we cover a lot of the DC topics over the last several years. We also do deep dives on regulatory fronts. We're seeing some very unusual, uh, scenarios playing out on many of our videos. And the reason I say this is because it appears that we've got something happening in DC. Uh, we've got a lot of C-suite guys that are attending this new Senate Democrat, um, procrypto meeting on Wednesday. This is gonna discuss market structure legislation. So my question, when you look at the lineup here, pretty, uh, stellar along with the demand of what we're seeing just on our own data of videos being watched. Is something happening right now in DC where we may see accelerated approval on regulation? What's your opinion on that?

PANDL: There is definitely, uh, something happening in DC and to some extent that's been happening all year. But I think you're right that, uh, this process is going to, to pick up, look, pre President Trump came into office with a mandate from voters to bring regulatory clarity to the crypto, uh, industry here in the US. And this is not a Republican issue or Democrat issue is a bipartisan issue. Crypto blockchain technology is popular with voters. And so it's great that our legislators are elected officials are dealing with this now. We had one big down payment in July, as your viewers know, the Genius Act, which was targeted at stablecoins. One critically important, uh, piece of our industry. But we really need to broaden that out to other aspects of market structure, how exchanges are going to work, how disclosure requirements are going to work. Crypto is growing up, it's getting integrated into the mainstream financial, uh, system. It's important that we have that regulatory clarity. I do think that we can expect this process to pick up steam, uh, heading it in into the end of the year. It might take until Q1 or so, uh, until, uh, you know, ink hits the paper. Uh, but we're optimistic that this process is, is moving forward on a bipartisan basis, which is really critical for its long run sustainability.

BARRON: I know there has been a lot of democrats that have kind of, I won't say this is really not an issue of crossing party lines. 'cause this has been a very bipartisan approach. I think from really about midway through once that we felt like we were able to defeat Senator Warren's anti crypto army, we started to see people coming to their senses over the, you know, really over the past 18 months, which has kind of set us up for, uh, some good things to happen in crypto for sure. Speaking of good things to happen, we've gotta get a trade deal with China. Uh, we get this in from Watcher.Guru. President Trump says, Chinese President, uh, Xi Jinping says, maybe we're open to a trade deal here. Now, many people would say, Hey, this is Trump always, you know, chickening out, or is he carrying a big stick? What's the, the strategy here in terms of how Trump is approaching trade with these countries? And do you think we're gonna actually get a deal with China?

PANDL: Well, it's a tough question and a challenge for investors to try to navigate these things. As a general matter, I think you can expect the intense, uh, you know, negotiations to pick up before these one-on-one meetings before these, uh, summit, uh, events. And then for them to deescalate, you know, close to that event or around that time of event. Look, the US and China, the two world's most important economies, uh, complete decoupling between these economies is infeasible, uh, for both parties. And so we're gonna continue trade relations on some terms, but, you know, there'll be new barriers in place to protect things like national security interests and to some extent to support domestic manufacturing. I think President Trump has offered a pretty clear message along those lines. And also, I frankly think that that is also a bipartisan view at this point. So we can always, you know, pick at the approach to, to negotiating. But this is where we're heading is, you know, a bit more barriers, uh, between the US and China, uh, but continued, uh, trading, uh, over the long run. And, and that's okay. That sounds like it'll be in the best interest of, of both, uh, countries. So what does that mean for crypto investors? I would say don't lose sight of the bigger picture. We do have challenges, government shutdown, trade tensions, you know, some credit questions and pockets of the, of the lending, uh, markets. But crypto fundamentals look solid. You know, I, I've never thought that blockchain technology was more important, uh, for the world than it is today. So, you know, keep an eye on those, uh, key trends and, you know, try not to get too distracted by some of this. Yeah, a trade and political noise, that's what I'm trying to do. That's the message we're giving to our clients.

BARRON: Well, I think a lot of people get lost in this idea of short-term thinking as opposed to, it depends on what your time horizon is, for many of you guys watching, maybe it is three months, but for most people, I think investing in anything, whether it's S&P, whether it's real estate, whether it's stocks and bonds, you get into scenarios in crypto, people are starting to stretch that time horizon out quite a bit. So I, I would agree with you. I think the, the good side is still yet to come for a lot of what's happening in crypto. Speaking of that, the Fed is hosting a conference. What do you make of this? This is a conference on payments. You've got Chainlink, Paxos, Circle, Coinbase, and a whole slew of panelists that are gonna be there. You've seen and talked to a lot of these companies, and you've had a chance to kind of understand what their, what their ideas are in general. Uh, this is the Fed who has been very rel, uh, re I should say, relentlessly, um, in a position of an, I feel like anti crypto, uh, overall, when you wouldn't let banking charters to come in, why do you think this is happening now? What do you think's gonna happen from it?

PANDL: Well, it, it's overdue. Uh, that's why it's, it's happening, uh, now. You know, the Federal Reserve is one of the key banking regulators and the key payments, uh, regulator. And this is financial technology that's coming of age that has regulatory support, uh, from things like the Genius Act. It's critically important that the Federal Reserve plays a role in understanding that technology and ensuring that there are consumer protections and protections to the traditional financial system. So they're, they're doing their job. Uh, and I think this is, this is part of, uh, a part of that. So I think this will be a, a very productive, uh, conversation between industry. I do think that the Federal Reserve staffers and and officials are pretty well informed at this point. You know, it's taken a few years, but I think that they have come around to the idea that stable coins are just payments innovation, uh, yeah. And that they should be supportive of efficiencies in the financial system and payments just like everything else, because that happens on a blockchain. There's no, there's no reason to be concerned about, about that. So this is overdue. It's a great sign. Exactly the thing that we would expect from our key regulatory agencies like the Federal Reserve.

BARRON: Zach, you, you've been in the business for a while. You've had a chance to see this, uh, really this innovation take hold around stablecoins. Do you think that the estimate around stablecoin adoption over the next couple of years, I mean, some people are throwing out like 3 trillion to $4 trillion numbers, potential. Do you think that's real? Do you think we could see that kind of real uptick in stablecoin usage?

PANDL: Well, it's not real until it happens, but it is a realistic expectation. I would put it, uh, that way. You know, this is a, uh, an innovation that's bringing consumer benefits: lower cost transactions, higher transparency transactions, faster transactions, things like this. And so if innovation brings consumer benefits, consumers will adopt it. And it's financial technology. So it is important that it is regulated and, and is protecting, uh, the financial system as a whole. So all those pieces are coming into place. We have a great piece of technology that's bringing benefits. We have a regulatory, uh, framework and, and an understanding by agencies like the Federal Reserve. I absolutely think these types of big numbers are realistic, uh, numbers for where, uh, stablecoin adoption can go over time. And I think larger than that, uh, frankly, in the, in the fullness of time. We are just getting started on this really key payments innovation that will be ubiquitous in the future. And, you know, we're here at Grayscale teaching people how to invest in that premise, you know, invest in infrastructure, whether it's Ethereum or Chainlink or, or other aspects of the, the ecosystem; How do you invest in that, uh, core thesis of stablecoin adoption.

BARRON: Well, you look at that, you guys are also launching the first US spot, crypto, ETF with staking. So you're gonna let investors and blockchain earn blockchain rewards, uh, in regulated products. Do you think we're gonna see, uh, ETF staking soon across a variety of different projects out there? How close are we?

PANDL: We are thrilled to have been able to be the first to offer staking in our exchange traded, uh, products. You know, investors want income on their assets, and there's lots of different ways to do that. Of course, coupons on bonds, dividend on stocks, even things like selling options can be a way to, to generate income. Staking rewards are a unique source of income in the financial system. And, you know, diversification is, is key across your investment. So to be able to build in a diversified source of income is something very special. Uh, you know, something that is truly unique. Uh, and so we're thrilled to be able to offer this now in our Ethereum exchange traded products, uh, already. We've begun this, uh, in our Solana, uh, uh, private, uh, trust, uh, product that we hope to, uh, be uplifting as an ETF relatively soon. And I think many others will follow in, uh, that process. You know, Grayscale has been working on these issues for years. Uh, so, you know, we were maybe ready to go a little bit faster than than others on, on this topic, and so are already able to offer these in, in some of our products. But we expect that to be rolled out very broadly, uh, across our product suite, uh, over time. So just the beginning with Ethereum and Solana. But I think investors can anticipate if a product, uh, if the, the blockchain offers staking, uh, that your investment products, uh, should be offering, uh, staking rewards, uh, to some shape or, or form with appropriate kind of risk management around that. So a unique source of income. Uh, we're thrilled to be able to have those in market, uh, today.

BARRON: Zach, do you think we could get this, even if the government shutdown does not get, you know, finalized, do you think this is something that could happen anyway, because this could go on for another month or two, as you were kind of indicating?

PANDL: That's right. Yeah. We are, um, you know, doing everything that we can during, uh, the government shutdown that includes, uh, the introduction of staking. So something that we were able to accomplish, uh, despite the uncertainty in Washington and, um, you know, watch this space. I think, um, the, you know, the product, uh, launches, uh, may not entirely come to a halt, uh, despite the, uh, government, uh, shutdown. So we are working, uh, extremely hard and always, uh, cooperatively with regulators. It has definitely slowed things down, uh, slightly. Uh, but watch this space. I think there, there could be more, uh, crypto ETP products launched even while the government remains, uh, shut down. And that's, uh, interesting thanks to the hard work of lots of my colleagues. So, uh, I can't, uh, make a promise I hear today, but, uh, I think that that is possible, even if we don't, uh, turn the lights on, uh, in DC right away.

BARRON: Hey, listen, I like the optimism for sure. In, in comparison. If you look at the DAT versus ETF route that many people are trying to figure out right now, this could be the key thing for ETFs to kind of compete with the DAT, Digital Asset Treasuries, for some of you guys out there, you probably have been tracking MicroStrategy, or maybe you're tracking bit mine, the two top when it comes to Bitcoin and Ethereum. Do you think that is a requirement, the staking component that would actually make these two asset classes somewhat equal in terms of, uh, investment thesis?

PANDL: I, I do think that staking, uh, rewards are critical to be offering the best, uh, investor experience in the exchange traded products or ETFs, you know, this is a source of a reward that it's available. If investors were to stake with Solana on chain, uh, for example, we want to make sure that they are capturing that reward, uh, if they're going through the ETP uh, product structure. There's lots of reasons why the ETPs are beneficial to investors. You know, even simple things like managing your accounts and your taxes and all that, uh, type of, uh, type of thing. Uh, and so that's why they're so popular. But it is important that we offer these rewards and we're delighted to be, uh, first to the line, uh, on that, uh, process. You know, Grayscale has been an innovator in this space for a long time. We're delighted to be able to innovate on the first diversified products, the first staking, uh, ETFs, um, and I'm sure others will follow in our wake. But yes, it is a critically important, uh, piece of, of offering the most efficient, uh, ETP structure, uh, for our investors, and we're delighted to be able to do that.

BARRON: I'm looking at the Grayscale, um, AUMs and, uh, kind of just, uh, the line list of trust that you've got out there that are set up for these products, and you can kinda see it. I mean, we're seeing a, a fairly, uh, centralized group of, at the top. Um, if you compare the Solana ETF and the XRP ETF, both of which could be going live any minute, uh, when these do launch, which do you think is going to launch with the most success?

PANDL: Well, that's difficult to say. You know, I sometimes joke that these questions are like asking me to decide my favorite child or something like that. Yeah, I think I, I, I, I really am, uh, you know, of a fan in different ways of many of the top assets. Uh, and, you know, we are happy to engage investors on our kind of research, uh, level, uh, to the extent that they want to kind of go deeper, starting with a diversified approach is a very natural way, uh, to begin. Uh, most investors crypto journeys, so our, our top, our crypto 5 ETF product, for example, is a great way to begin. And if investors want a little bit more XRP or they want a little bit more Solana, they can certainly add that a la carte, uh, on top of the, uh, diversified approach. And we're happy to walk people, uh, through that, uh, process. But I do think that each of these blockchains offers something unique. You know, they're each trying, have different designs, different goals. They're offering something unique. Uh, it is difficult to decide among the favorites. I think owning most of the large cap, uh, asset is a very reasonable way, uh, for investors to, uh, begin their crypto journey.

BARRON: I want to go over to a clip. This is James Safer coming over from Bloomberg. He made a statement here about Solana that kind of caught me a little bit off guard. I mean, you kind of know it, uh, I think when you have been around the Solana ecosystem for a while, but for him to say it was quite interesting, let me play this for you.

JAMES SAFER, BLOOMBERG: And also, I think there's a lot of pieces of things that blockchain can be helpful to that doesn't require, like extreme decentralization the way that Bitcoin is. But there's also people that would like things to be more efficient and cleaner and move faster. And a lot of people in tradfi like the idea of like getting some of this decentralized benefit, everybody on the same ledger, but also it'd be pretty damn efficient and not slow and not cumbersome, the bridge between different things. So I think all of that is like critical for what's going on here. Yeah. And obviously part of it is the Trump administration and this new SEC is leading heavily into this idea of tokenized assets. We're seeing all the big exchanges, NYSE, NASDAQ, CBOE, looking at tokenized stock and different things along those lines. And Solana is in the conversation every time those things come up.

BARRON: So Solana is in the conversation. This is talking about institutional awareness, uh, which is usually the first step in the right direction when you get institutional capital flow coming in. Then you look at the recent news of, uh, what happened here at Coinbase. And this starts to get a little bit closer to home because I know this is an AWS outage, that's like comparing a, you know, Godzilla to a lizard <laugh>, you know, when you're talking about Solana versus AWS. But the point being is that it brings it into the mindset of an institutional investor that says, wait a minute. AWS is going out and Solana is holding up over here. Can this, can this be a future for this? So, uh, it's intriguing around this. So this might be the way that Solana gets an edge if they in fact do get an edge. We'll see.

PANDL: Absolutely. You know, Solana is one of the central projects in the industry, uh, frankly, and it stands out really on the basis of something that every investor can understand, which is just the fundamentals. <laugh>, you know, Solana has an on chain leader in terms of users, transactions, fee revenue, and that's both the, the underlying blockchain itself or the layer one and all the applications that are, are built on top of it. So, you know, we call Solana Crypto's financial bizarre, you know, like a bizarre in the real world. There's a lot going on, a lot of people, a lot of commerce, uh, happening and all that is a foundation for the tokens valuation over time. Yeah. So I, I do think it has a very strong fundamental foundation. And as exactly as you say, Paul, as in, uh, institutional investors are approaching these, uh, topics, they, they do come with sharp pencils, they look very closely at all this, at the foundation, at the underlying fundamentals, at the underlying data. And I think Solana screens very well, uh, in that, uh, sense. And, uh, you know, these ETP products, uh, as soon as they're available to the investor will be popular, uh, for that reason. Just because it, it stands out very well on the basis of on chain fundamentals.

BARRON: Yeah. Alright, so, uh, I have to ask you this question, and this is, is how does this market flow into the next few months? Many people are looking at this pump that we're in right now, Bitcoin back above 111, I think as we're recording this, uh, 111K. So you look at what has happened over the last couple of weeks, huge liquidity events, many people now challenging whether or not liquidity is still in crypto. Uh, many people looking at crypto. Now, is this just a slight pump before an exit or is this setting up for some stellar run around this? What is your opinion on this? I know not financial advice, we're not talking about a price prediction here, but just in general, are you still bullish on where crypto is right now into these next few quarters?

PANDL: Well, lemme, lemme put it this way. I am very bullish on crypto's fundamentals and think the trends are pointing in the right direction. Now, crypto is increasingly a grownup asset class, you know? It's not something that's independent of everything else that's happening in finance. And so whether we have a real strong run into the end of the year is partly a call on these macro things, government shutdown, tariff conflict, credit issues, and private credit markets. And so my judgment would be those do cut in a positive direction. I am optimistic on those things and I think we will climb the wall of worry into the end of the year. But I'm, I'm very comfortable with where the crypto asset class, uh, is and I'm making a judgment on, on some of those macro uh, factors. I think they will cut in a positive direction, put those two things together, optimistic, uh, into the end of the year. But I'd just like to, you know, encourage people to remember that it's not just about all the great things that are happening in our class, asset class that we've talked about, regulatory change, ETF approvals, et cetera. Yeah. It's also these macro factors that'll determine how we ended up, uh, come, uh, Dec. 31.

BARRON: No doubt. Listen, if you guys have been watching our channel very long, you know, our inflection point a few years ago started really focusing in on the macro angle because we felt like it was going to be the critical component to really kind of step this crypto market into the 12th sector. And I think that's where we are now. How this plays out in the continuation of it is gonna get interesting, 'cause I mean, it's not that I'm saying that the meme seasons are done or altcoin seasons are done, but I think you're gonna see these massive winners, you know, in these big sectors and it's gonna be interesting. Do they carry along the rest of the market? That's the real question, uh, everybody's asking. So thanks, uh, Zach for coming in today. We appreciate it.

PANDL: My pleasure, Paul, as always. Thank you.

BARRON: You bet. Alright, you guys, uh, you know what to do, uh, join the Diamond Circle. It's our own private group that you can be a part of it, it's absolutely free. We always leave a link down below and all you have to do is click that jump in, simple, and then of course, check me out there on X @PaulBarron. You can also catch me on TikTok too, official Paul Barron. So we'll see you soon right here on the Paul Barron Show.

Grayscale CoinDesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, 190 Middle Street, Suite 310, Portland, Maine 04101.